EXHIBIT 99.1

Stantec selected by Los Angeles Department of Water & Power for 5-year US $104-million Master Services Agreement

The firm will support LADWP’s efforts to bolster reliability and enable the large-scale transition to renewable energy in California

LOS ANGELES and EDMONTON, Alberta and NEW YORK, Aug. 15, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, has been selected by the Los Angeles Department of Water & Power (LADWP) for a new five-year master services agreements (MSA) to upgrade, expand, and modernize the electrical infrastructure in greater Los Angeles. The firm will support LADWP’s Power System Reliability Program (PSRP) projects to renew aging infrastructure and assist LADWP in driving the clean energy transition forward.

Stantec will serve as one of the Owner’s Representatives (OE) for the duration of the US$104-million agreement and supply power system and resource development services. Transmission planning studies (including high voltage direct current (HVDC) and interconnection studies), reliability assessments, distributed energy resources studies, economic evaluations, and impact assessments are among the requested services to be provided. In addition, consulting services for construction, maintenance, safety, quality assurance, testing, and commissioning will be provided upon request.

As part of the resource development services, Stantec will perform planning and feasibility studies, renewable resources assessments, reliability and cost evaluations, as well as assessments of best practices for the management of LADWP’s power supply as requested. Engineering services for conventional generation, renewable energy, and supporting projects, including all aspects of civil, electrical, mechanical, structural, and geotechnical engineering may also be provided.

“Renewable power generation is only part of the energy transition leading to a lower carbon future. Utilities around the world must also modernize and expand the electrical infrastructure needed to deliver power to our communities, safely and reliably,” says Mario Finis, executive vice president of Energy & Resources at Stantec. “Our power delivery teams understand the diverse set of challenges associated with integrating large amounts of renewables onto the grid, and we’re proud to support LADWP as they drive the transition to clean energy.”

Stantec’s Energy & Resources team is an industry leader in power delivery services and solutions designed to support the changing needs of global communities. The global firm’s work involves evaluating, designing, and commissioning generation, transmission, substation, distribution, energy storage, and grid modernization projects. Earlier this year, Stantec signed a CAD$186-million master services agreement with BC Hydro, providing transmission and distribution engineering as well as project delivery services for the electrical infrastructure in British Columbia, Canada. The firm is also currently serving as Owner’s Engineer for Pattern Energy’s SunZia Transmission Project, which is part of the largest clean energy infrastructure initiative in US history and will deliver 3,000 megawatts of power to communities throughout the southwest US.

To learn more about Stantec’s Power Delivery services, click here.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting.

Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Ashley Warnock Stantec Corporate Media Relations Ph: (780) 969-6610 ashley.warnock@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569- 5389 ir@stantec.com	Project Media Contact Tyler McCalpin Stantec Energy & Resources PR Ph: (780) 917-8513 tyler.mccalpin@stantec.com